FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Fluor Part of Joint Venture to Design and Build New Petrochemical Complex in Mexico

Mexico City, October 4, 2012 – ICA Fluor, the industrial construction joint venture of Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR), is part of the joint venture that was awarded a multi-billion dollar engineering, procurement and construction contract by Braskem Idesa. The joint venture company, which includes Odebrecht, Technip and ICA Fluor, will design and build a new petrochemical complex Etileno XXI in the Mexican state of Veracruz. ICA will book approximately US$275 million into backlog in the fourth quarter of 2012.

The new petrochemical complex will include a 1,050 million ton-per-year ethylene cracker and two high density polyethylene plants. The joint venture project team will utilize several operating centers around the world to execute the project.

ICA Fluor was part of the team that performed front end engineering for the offsite facilities during 2011.

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining, and telecommunication industries.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

Fluor Corporation (NYSE: FLR) designs, builds and maintains many of the world's most challenging and complex projects.  Founded in 1912, John Simon Fluor Sr. started the company with a modest investment of $100.  Since those humble beginnings, the company has grown into one of the largest engineering & construction companies in the world.  Fluor is celebrating its 100th anniversary during 2012.  Today, through its global network of offices on six continents, the company provides comprehensive capabilities and world-class expertise in engineering, procurement, construction, commissioning, operations, maintenance and project management.  Headquartered in Irving, Texas, Fluor is a FORTUNE 200 company and had revenue of $23.4 billion in 2011.  For more information, visit www.fluor100.com and www.fluor.com.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.mx Iga Wolska iga.wolska@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

Braskem Idesa, created in 2010, is a joint venture between Braskem SA (Brazil), the largest petrochemical company in the Americas and Grupo Idesa, a leading Mexican petrochemical company. Together they are developing the Etileno XXI project, which focuses on the construction and operation of a petrochemical complex to produce polyethylene in the state of Veracruz, Mexico. The project requires an investment of $3 billion dollars and will start operating in 2015.Visit www.braskem.com.mx

Odebrecht is a global organization founded in Brazil in 1944 as a construction company. It grew, diversified its business areas and nowadays has been operating in heavy construction, infrastructure, environmental engineering, real estate development, energy, oil and gas, chemical and petrochemical sectors, defense and technology, naval construction, bioenergy, transportation and logistics, stakes and investments. With operations in 22 countries in four continents, Odebrecht has products sold in 56 countries, and employees of over 50 different nationalities.

Technip is a world leader in project management, engineering and construction for the energy industry.From the deepest Subsea oil & gas developments to the largest and most complex Offshore and Onshore infrastructures, our 30,000 people are constantly offering the best solutions and most innovative technologies to meet the world’s energy challenges. Present in 48 countries, Technip has state-of-the-art industrial assets on all continents and operates a fleet of specialized vessels for pipeline installation and subsea construction. Technip shares are listed on the NYSE Euronext Paris exchange and the USA over-the-counter (OTC) market as an American Depositary Receipt (ADR: TKPPK).

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Investor Relations	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2012
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer